EXHIBIT 12

CROWN HOLDINGS, INC.

COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(in millions)

	Twelve months	Twelve months
	ended	ended
	12/31/2005	12/31/2004

Computation of Earnings:

Income/(loss) from continuing operatons before income taxes, minority interests and equity earnings	($314)	$104

Adjustments to income

Add: Distributed income from less than 50% owned companies	9	11

Add: Fixed charges, as presented below	379	380

Subtract: Interest capitalized	(1)	0

Add: Amortization of interest previously capitalized	0	1

Earnings	$ 73	$496

Computation of Fixed Charges:

Interest incurred	$344	$338

Interest capitalized	1	0

Amortization of debt-related costs	17	23

Portion of rental expense representative of interest (1)	17	19

Total fixed charges	$379	$380

Ratio of earnings to fixed charges (2) (3)	*	1.3

(1)	One-third of net rent expense is the portion deemed representative of the interest factor.

(2)	Earnings did not cover fixed charges by $306 in 2005.

(3)	Income/(loss) from continuing operations before income taxes, minority interests and equity earnings include: charges for asbestos of $10 and $35 in 2005 and 2004, respectively; charges for asset impairments and loss/gain on sale of assets of $10 and $47 in 2005 and 2004, respectively; losses from early extinguishments of debt of $383 and $39 in 2005 and 2004, respectively; and foreign exchange (gains)/losses of $94 and ($98) in 2005 and 2004, respectively.